July 22, 2011
VIA EDGAR
Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Buckeye Partners, L.P. Amendment No. 3 to Registration Statement on Form S-3 Filed July 22, 2011 File No. 333-172581
Dear Mr. Schwall,
     On behalf of Buckeye Partners, L.P. (the “Registrant”), we are submitting the enclosed marked version of Amendment No. 3 to the Registration Statement on Form S-3 File No. 333-172581 (the “Registration Statement”) filed on July 22, 2011 showing all changes made to Amendment No. 2 of the Registration Statement filed on July 1, 2011.
     Please direct any questions that you have with respect to the foregoing to Doug Lionberger at (212) 237-0171.

Sincerely,
By:	/s/ Douglas C. Lionberger
Douglas C. Lionberger
Vinson & Elkins L.L.P.

cc:	William H. Schmidt, Jr. E. Ramey Layne (Vinson & Elkins L.L.P.)